Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF CAPSTONE TURBINE CORPORATION

(Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware)

Capstone Turbine Corporation, a Delaware corporation (the “Company”), certifies as follows:

1.              Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and the authority granted in the Second Amended and Restated Certificate of Incorporation, dated as of July 5, 2000, as amended by the certificate of amendment, dated as of August 30, 2012, and the certificate of amendment, dated as of November 6, 2015, (the “Charter”), of the Company, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of 1,000,000 shares of preferred stock, par value $0.001 per share, of the Company designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”).

2.              Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Company adopted the following resolutions:

FURTHER RESOLVED, that none of the authorized shares of preferred stock, par value $0.001 per share, of the Company designated as Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”), are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued subject to the Series A Certificate of Designations therefor;

FURTHER RESOLVED, that the Company be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate (the “Certificate of Elimination”) containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Company’s Second Amended and Restated Certificate of Incorporation, dated as of July 5, 2000, as amended by the certificate of amendment, dated as of August 30, 2012, and the certificate of amendment, dated as of November 6, 2015, all matters set forth in the Series A Certificate of Designations;

FURTHER RESOLVED, that the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Executive Vice President and General Counsel of the Company (the “Authorized Officers”) are, and each of them hereby is, authorized and directed, for and on behalf of the Company and in its name, to execute and file the Certificate of Elimination and such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the General Corporation Law of the State of Delaware;

3.              Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series A Preferred Stock in the Charter are hereby eliminated, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed on its behalf by its duly authorized officer on this 9th day of May, 2016.

CAPSTONE TURBINE CORPORATION

By:	/s/ Darren Jamison
	Name:	Darren Jamison
	Title:	President and Chief Executive Officer

Signature Page to Certificate of Elimination